

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2015

Via E-mail
Glenn L. Kellow
President and Chief Executive Officer
Peabody Energy Corporation
Peabody Plaza
701 Market Street
St. Louis, MO 63101-1826

> **Re: Peabody Energy Corporation**
> **Form PRE 14A**
> **Filed July 29, 2015**
> **File No. 001-16463**

Dear Mr. Kellow:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Risë Norman, Esq.
        Simpson Thacher & Bartlett LLP